EXHIBIT 99.1

BIQI International Holdings Corporation Receives Nasdaq Notification of Non-Compliance with Listing Rule 5250(c)(1)

Wuhan, China, May 9, 2019 (GLOBE NEWSWIRE) -- BIQI International Holdings Corporation (NASDAQ:BIQI) (“BIQI” or the "Company") today announced that on May 6, 2019, the Company received a notification letter from the Nasdaq Stock Market (“Nasdaq”) stating that, because the Company has not yet filed its Annual Report on Form 20-F for the year ended December 31, 2018 (the “Form 20-F”), the Company is no longer in compliance with Nasdaq Listing Rule 5250(c)(1). Nasdaq Listing Rule 5250(c)(1) requires listed companies to timely file all required periodic financial reports with the Securities and Exchange Commission. The Nasdaq letter has no immediate effect on the listing of the Company’s shares.

Nasdaq’s notification letter states that the Company has until May 20, 2019 to submit to Nasdaq a plan to regain compliance with the Nasdaq Listing Rules (Nasdaq staff has determined to apply more stringent criteria and shorten the normal time period for the Company to submit its plan). If Nasdaq accepts the Company’s plan, then Nasdaq may grant the Company up to 180 days from the prescribed due date for filing the Form 20-F to regain compliance. If Nasdaq does not accept the Company’s plan, then the Company will have the opportunity to appeal that decision to a Nasdaq hearings panel.

The Company intends to resolve the deficiency and regain compliance with the Nasdaq Listing Rules.

Forward-Looking Statements

This news release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. These statements are subject to uncertainties and risks including, but not limited to, product demand and acceptance, changes in technology, economic conditions, the impact of competition and pricing, government regulations, and other risks contained in reports filed by the company with the Securities and Exchange Commission. All such forward-looking statements, whether written or oral, and whether made by or on behalf of the Company, are expressly qualified by this cautionary statement and any other cautionary statements which may accompany the forward-looking statements. In addition, the Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

BIQI International Holdings Corporation

BIQI International Holdings Corporation, NASDAQ:BIQI has recently re-positioned itself as an investment holding company, focusing on investment in and operation of chain stores and brands in diversified industries.

For more information contact:

Xiaodong Zhang

Chief Executive Officer

18804085858@139.com